Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2024 Financial Results

Quarterly Total Revenues reached RMB17,446.0 million (US$2,400.6 million)i

Quarterly Vehicle Deliveries were 57,373 units

SHANGHAI, China, September 5, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Operating Highlights for the Second Quarter of 2024

•	Vehicle deliveries were 57,373 in the second quarter of 2024, consisting of 32,562 premium smart electric SUVs and 24,811 premium smart electric sedans, representing an increase of 143.9% from the second quarter of 2023, and an increase of 90.9% from the first quarter of 2024.

Key Operating Results

	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Deliveries	57,373	30,053	50,045	55,432

	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Deliveries	23,520	31,041	40,052	31,607

Financial Highlights for the Second Quarter of 2024

•	Vehicle sales were RMB15,679.6 million (US$2,157.6 million) in the second quarter of 2024, representing an increase of 118.2% from the second quarter of 2023 and an increase of 87.1% from the first quarter of 2024.

•	Vehicle marginii was 12.2% in the second quarter of 2024, compared with 6.2% in the second quarter of 2023 and 9.2% in the first quarter of 2024.

•	Total revenues were RMB17,446.0 million (US$2,400.6 million) in the second quarter of 2024, representing an increase of 98.9% from the second quarter of 2023 and an increase of 76.1% from the first quarter of 2024.

•	Gross profit was RMB1,688.7 million (US$232.4 million) in the second quarter of 2024, representing an increase of 1,841.0% from the second quarter of 2023 and an increase of 246.3% from the first quarter of 2024.

•	Gross margin was 9.7% in the second quarter of 2024, compared with 1.0% in the second quarter of 2023 and 4.9% in the first quarter of 2024.

•	Loss from operations was RMB5,209.3 million (US$716.8 million) in the second quarter of 2024, representing a decrease of 14.2% from the second quarter of 2023 and a decrease of 3.4% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,698.5 million (US$646.5 million) in the second quarter of 2024, representing a decrease of 14.0% from the second quarter of 2023 and a decrease of 8.1% from the first quarter of 2024.

•	Net loss was RMB5,046.0 million (US$694.4 million) in the second quarter of 2024, representing a decrease of 16.7% from the second quarter of 2023 and a decrease of 2.7% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,535.2 million (US$624.1 million) in the second quarter of 2024, representing a decrease of 16.7% from the second quarter of 2023 and a decrease of 7.5% from the first quarter of 2024.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB41.6 billion (US$5.7 billion) as of June 30, 2024.

Key Financial Results for the Second Quarter of 2024

(in RMB million, except for percentage)

	2024 Q2	2024 Q1	2023 Q2	% Changeiii
				QoQ		YoY
Vehicle Sales	15,679.6	8,381.3	7,185.2	87.1%		118.2%
Vehicle Margin	12.2%	9.2%	6.2%	300	bp	600	bp

Total Revenues	17,446.0	9,908.6	8,771.7	76.1%		98.9%
Gross Profit	1,688.7	487.7	87.0	246.3%		1,841.0%
Gross Margin	9.7%	4.9%	1.0%	480	bp	870	bp

Loss from Operations	(5,209.3)	(5,394.1)	(6,074.1)	-3.4%		-14.2%
Adjusted Loss from Operations (non-GAAP)	(4,698.5)	(5,112.7)	(5,464.1)	-8.1%		-14.0%

Net Loss	(5,046.0)	(5,184.6)	(6,055.8)	-2.7%		-16.7%
Adjusted Net Loss (non-GAAP)	(4,535.2)	(4,903.2)	(5,445.7)	-7.5%		-16.7%

Recent Developments

Deliveries in July and August 2024

•	NIO delivered 20,498 and 20,176 vehicles in July and August 2024, respectively. As of August 31, 2024, cumulative deliveries of NIO vehicles reached 577,694.

Power Up Counties Plan

•	On August 20, 2024, NIO announced its “Power Up Counties” plan to strengthen its charging and swapping network across all county-level administrative divisions in China, providing a more convenient and efficient power solution for NIO, ONVO and all the EV users.

Share Issuance for Share Incentive Plans

•	On July 12, 2024, NIO issued 30,000,000 Class A ordinary shares to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program, to facilitate future exercise of options and other share incentive awards under the share incentive plans of the Company.

CEO and CFO Comments

“In the second quarter of 2024, NIO achieved a record-breaking delivery of 57,373 premium smart electric vehicles, securing over 40% of the market share in the battery electric vehicle segment priced above RMB 300,000 in China,” said William Bin Li, founder, chairman and chief executive officer of NIO, “NIO’s core competitive advantages in technology, product, service and community are earning increasing recognition from users, driving the continued strong vehicle sales performance. In July and August 2024, NIO delivered 20,498 and 20,176 vehicles, respectively. The total delivery volume for the third quarter is expected to set another record, further solidifying and expanding market share.”

“At the AI-themed NIO IN 2024, we unveiled major technological breakthroughs across multiple domains, including the in-house developed intelligent driving chip, full-domain vehicle operating system, smart system and intelligent driving. Through sustained and dedicated investment in technological research and development, NIO has positioned itself at the forefront of product and technological innovation, while achieving long-term cost competitiveness. Additionally, on September 1, 105 ONVO brand stores opened simultaneously. The brand’s inaugural model, L60 has commenced its initial presentations and is expected to be officially launched and begin deliveries within this month. L60 has been widely embraced by the market since its debut and we expect the new brand to secure a strong position for us in the mass market,” added William Bin Li.

“Due to ongoing cost optimizations, our vehicle gross margin increased to 12.2% in the second quarter,” added Stanley Yu Qu, NIO’s chief financial officer, “We will continue to focus on efficient R&D and infrastructure investment, leverage the growth potential in the mass market, adopt flexible market strategies and continuously optimize our product portfolio. We are confident that these efforts will result in steady improvements in gross profit and cost efficiency in the future.”

Financial Results for the Second Quarter of 2024

Revenues

•	Total revenues in the second quarter of 2024 were RMB17,446.0 million (US$2,400.6 million), representing an increase of 98.9% from the second quarter of 2023 and an increase of 76.1% from the first quarter of 2024.

•	Vehicle sales in the second quarter of 2024 were RMB15,679.6 million (US$2,157.6 million), representing an increase of 118.2% from the second quarter of 2023 and an increase of 87.1% from the first quarter of 2024. The increase in vehicle sales over the second quarter of 2023 was mainly due to the increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix and user rights adjustments since June 2023. The increase in vehicle sales over the first quarter of 2024 was mainly attributable to an increase in delivery volume.

•	Other sales in the second quarter of 2024 were RMB1,766.3 million (US$243.1 million), representing an increase of 11.3% from the second quarter of 2023 and an increase of 15.6% from the first quarter of 2024. The increase in other sales over the second quarter of 2023 was mainly due to the increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of users, and partially offset by a decrease in revenue from sales of used cars. The increase in other sales over the first quarter of 2024 was mainly due to (i) the increase in sales of parts, accessories and after-sales vehicle services, provision of power solutions and other products, as a result of the increased sales of embedded products and services offered together with vehicle sales, and continued growth in the number of users; and (ii) the increase in sales from rendering of technical research and development services.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2024 was RMB15,757.3 million (US$2,168.3 million), representing an increase of 81.4% from the second quarter of 2023 and an increase of 67.3% from the first quarter of 2024. The increase in cost of sales over the second quarter of 2023 was mainly attributable to an increase in delivery volume, and partially offset by the decreased material cost per vehicle. The increase in cost of sales over the first quarter of 2024 was mainly attributable to an increase in delivery volume.

•	Gross profit in the second quarter of 2024 was RMB1,688.7 million (US$232.4 million), representing an increase of 1,841.0% from the second quarter of 2023 and an increase of 246.3% from the first quarter of 2024.

•	Gross margin in the second quarter of 2024 was 9.7%, compared with 1.0% in the second quarter of 2023 and 4.9% in the first quarter of 2024. The increase of gross margin over the second quarter of 2023 and the first quarter of 2024 was mainly attributable to the increased vehicle margin.

•	Vehicle margin in the second quarter of 2024 was 12.2%, compared with 6.2% in the second quarter of 2023 and 9.2% in the first quarter of 2024. The increase in vehicle margin from the second quarter of 2023 was mainly attributable to decreased material cost per unit, and partially offset by lower average selling price as a result of the user rights adjustments since June 2023. The increase in vehicle margin from the first quarter of 2024 was mainly due to the decreased material cost per unit.

Operating Expenses

•	Research and development expenses in the second quarter of 2024 were RMB3,218.5 million (US$442.9 million), representing a decrease of 3.8% from the second quarter of 2023 and an increase of 12.4% from the first quarter of 2024. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,888.4 million (US$397.5 million), representing a decrease of 1.9% from the second quarter of 2023 and an increase of 8.7% from the first quarter of 2024. Research and development expenses remained relatively stable compared with the second quarter of 2023. The increase in research and development expenses over the first quarter of 2024 was mainly due to the incremental design and development costs for new products and technologies as well as the increased personnel costs in research and development functions.

•	Selling, general and administrative expenses in the second quarter of 2024 were RMB3,757.5 million (US$517.0 million), representing an increase of 31.5% from the second quarter of 2023 and an increase of 25.4% from the first quarter of 2024. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB3,595.5 million (US$494.8 million), representing an increase of 34.6% from the second quarter of 2023 and an increase of 22.7% from the first quarter of 2024. The increase in selling, general and administrative expenses over the second quarter of 2023 and the first quarter of 2024 was mainly attributable to (i) the increase in personnel costs related to sales functions, and (ii) the increase in sales and marketing activities.

Loss from Operations

•	Loss from operations in the second quarter of 2024 was RMB5,209.3 million (US$716.8 million), representing a decrease of 14.2% from the second quarter of 2023 and a decrease of 3.4% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,698.5 million (US$646.5 million) in the second quarter of 2024, representing a decrease of 14.0% from the second quarter of 2023 and a decrease of 8.1% from first quarter of 2024.

Net Loss and Earnings Per Share/ADS

•	Net loss in the second quarter of 2024 was RMB5,046.0 million (US$694.4 million), representing a decrease of 16.7% from the second quarter of 2023 and a decrease of 2.7% from the first quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,535.2 million (US$624.1 million) in the second quarter of 2024, representing a decrease of 16.7% from the second quarter of 2023 and a decrease of 7.5% from the first quarter of 2024.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2024 was RMB5,126.4 million (US$705.4 million), representing a decrease of 16.3% from the second quarter of 2023 and a decrease of 2.5% from the first quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,532.6 million (US$623.7 million) in the second quarter of 2024.

•	Basic and diluted net loss per ordinary share/ADS in the second quarter of 2024 were both RMB2.50 (US$0.34), compared with RMB3.70 in the second quarter of 2023 and RMB2.57 in the first quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.21 (US$0.30), compared with RMB3.28 in the second quarter of 2023 and RMB2.39 in the first quarter of 2024.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB41.6 billion (US$5.7 billion) as of June 30, 2024.

Business Outlook

For the third quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 61,000 and 63,000 units, representing an increase of approximately 10.0% to 13.7% from the same quarter of 2023.

•	Total revenues to be between RMB19,109 million (US$2,630 million) and RMB19,669 million (US$2,707 million), representing an increase of approximately 0.2% to 3.2% from the same quarter of 2023.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 5, 2024 (8:00 PM Beijing/Hong Kong/Singapore Time on September 5, 2024).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10041542-rfivqj.html

A replay of the conference call will be accessible by phone at the following numbers, until September 12, 2024:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10041542

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, and family-oriented smart electric vehicles through the ONVO brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,935,111	24,652,488	3,392,295
Restricted cash	5,542,271	3,689,287	507,663
Short-term investments	16,810,107	11,616,175	1,598,439
Trade and notes receivables	4,657,652	1,939,329	266,861
Amounts due from related parties	1,722,603	3,696,187	508,612
Inventory	5,277,726	4,885,743	672,301
Prepayments and other current assets	3,434,763	5,032,716	692,525
Total current assets	70,380,233	55,511,925	7,638,696
Non-current assets:
Long-term restricted cash	144,125	100,118	13,777
Property, plant and equipment, net.	24,847,004	24,517,864	3,373,770
Intangible assets, net	29,648	29,648	4,080
Land use rights, net	207,299	204,647	28,160
Long-term investments	5,487,216	5,375,958	739,756
Right-of-use assets - operating lease	11,404,116	11,563,603	1,591,205
Other non-current assets	4,883,561	3,212,052	441,993
Total non-current assets	47,002,969	45,003,890	6,192,741
Total assets	117,383,202	100,515,815	13,831,437
LIABILITIES
Current liabilities:
Short-term borrowings	5,085,411	5,302,326	729,624
Trade and notes payable	29,766,134	24,585,433	3,383,068
Amounts due to related parties	561,625	320,146	44,054
Taxes payable	349,349	691,051	95,092
Current portion of operating lease liabilities	1,743,156	1,748,419	240,590
Current portion of long-term borrowings	4,736,087	4,211,017	579,455
Accruals and other liabilities	15,556,354	13,295,715	1,829,551
Total current liabilities	57,798,116	50,154,107	6,901,434
Non-current liabilities:
Long-term borrowings	13,042,861	11,614,644	1,598,228
Non-current operating lease liabilities	10,070,057	10,247,541	1,410,109
Deferred tax liabilities	212,347	211,317	29,078
Amounts due to related parties	-	282,733	38,905
Other non-current liabilities	6,663,805	7,289,020	1,003,004
Total non-current liabilities	29,989,070	29,645,255	4,079,324
Total liabilities	87,787,186	79,799,362	10,980,758

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,860,384	4,461,563	613,932
Total mezzanine equity	3,860,384	4,461,563	613,932
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	25,546,233	16,074,652	2,211,945
Non-controlling interests	189,399	180,238	24,802
Total shareholders’ equity	25,735,632	16,254,890	2,236,747
Total liabilities, mezzanine equity and shareholders’ equity	117,383,202	100,515,815	13,831,437

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	7,185,214	8,381,318	15,679,623	2,157,588
Other sales	1,586,521	1,527,318	1,766,345	243,057
Total revenues	8,771,735	9,908,636	17,445,968	2,400,645
Cost of sales:
Vehicle sales	(6,738,344)	(7,613,242)	(13,773,438)	(1,895,288)
Other sales	(1,946,435)	(1,807,663)	(1,983,815)	(272,982)
Total cost of sales	(8,684,779)	(9,420,905)	(15,757,253)	(2,168,270)
Gross profit	86,956	487,731	1,688,715	232,375
Operating expenses:
Research and development	(3,344,572)	(2,864,216)	(3,218,522)	(442,883)
Selling, general and administrative	(2,856,603)	(2,996,798)	(3,757,458)	(517,043)
Other operating income/(losses)	40,104	(20,790)	77,967	10,729
Total operating expenses	(6,161,071)	(5,881,804)	(6,898,013)	(949,197)
Loss from operations	(6,074,115)	(5,394,073)	(5,209,298)	(716,822)
Interest and investment income	247,180	350,793	362,731	49,913
Interest expenses	(82,440)	(170,875)	(176,141)	(24,238)
Loss on extinguishment of debt	—	(11,326)	—	—
Share of income/(losses) of equity investees	10,641	(19,482)	(73,607)	(10,129)
Other (losses)/income, net	(138,345)	67,376	52,351	7,204
Loss before income tax expense	(6,037,079)	(5,177,587)	(5,043,964)	(694,072)
Income tax expense	(18,671)	(6,990)	(2,019)	(278)
Net loss	(6,055,750)	(5,184,577)	(5,045,983)	(694,350)
Accretion on redeemable non-controlling interests to redemption value	(74,772)	(79,524)	(83,022)	(11,424)
Net loss attributable to non-controlling interests	8,586	6,183	2,635	363
Net loss attributable to ordinary shareholders of NIO Inc.	(6,121,936)	(5,257,918)	(5,126,370)	(705,411)

Net loss	(6,055,750)	(5,184,577)	(5,045,983)	(694,350)
Other comprehensive income
Change in unrealized gains on cash flow hedges	1,329	—	—	—
Foreign currency translation adjustment, net of nil tax	327,472	7,468	89,483	12,313
Total other comprehensive income	328,801	7,468	89,483	12,313
Total comprehensive loss	(5,726,949)	(5,177,109)	(4,956,500)	(682,037)

Accretion on redeemable non-controlling interests to redemption value	(74,772)	(79,524)	(83,022)	(11,424)
Net loss attributable to non-controlling interests	8,586	6,183	2,635	363
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,793,135)	(5,250,450)	(5,036,887)	(693,098)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,652,857,917	2,044,151,465	2,049,836,045	2,049,836,045
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(3.70)	(2.57)	(2.50)	(0.34)

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Revenues:
Vehicle sales	16,409,697	24,060,941	3,310,896
Other sales	3,038,509	3,293,663	453,223
Total revenues	19,448,206	27,354,604	3,764,119
Cost of sales:
Vehicle sales	(15,495,751)	(21,386,680)	(2,942,905)
Other sales	(3,703,210)	(3,791,478)	(521,725)
Total cost of sales	(19,198,961)	(25,178,158)	(3,464,630)
Gross profit	249,245	2,176,446	299,489
Operating expenses:
Research and development	(6,420,183)	(6,082,738)	(837,013)
Selling, general and administrative	(5,302,531)	(6,754,256)	(929,416)
Other operating income	287,506	57,177	7,868
Total operating expenses	(11,435,208)	(12,779,817)	(1,758,561)
Loss from operations	(11,185,963)	(10,603,371)	(1,459,072)
Interest and investment income	553,942	713,524	98,184
Interest expenses	(151,103)	(347,016)	(47,751)
Loss on extinguishment of debt	—	(11,326)	(1,559)
Share of income/(losses) of equity investees	24,240	(93,089)	(12,809)
Other (losses)/income, net	(10,055)	119,727	16,475
Loss before income tax expense	(10,768,939)	(10,221,551)	(1,406,532)
Income tax expense	(26,345)	(9,009)	(1,240)
Net loss	(10,795,284)	(10,230,560)	(1,407,772)
Accretion on redeemable non-controlling interests to redemption value	(147,237)	(162,546)	(22,367)
Net loss attributable to non-controlling interests	16,956	8,818	1,213
Net loss attributable to ordinary shareholders of NIO Inc.	(10,925,565)	(10,384,288)	(1,428,926)

Net loss	(10,795,284)	(10,230,560)	(1,407,772)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	272,867	96,951	13,341
Total other comprehensive income	272,867	96,951	13,341
Total comprehensive loss	(10,522,417)	(10,133,609)	(1,394,431)
Accretion on redeemable non-controlling interests to redemption value	(147,237)	(162,546)	(22,367)
Net loss attributable to non-controlling interests	16,956	8,818	1,213
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,652,698)	(10,287,337)	(1,415,585)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,651,113,461	2,047,257,903	2,047,257,903
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(6.62)	(5.07)	(0.70)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended June 30, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,757,253)	18,698	—	(15,738,555)
Research and development expenses	(3,218,522)	330,110	—	(2,888,412)
Selling, general and administrative expenses	(3,757,458)	161,945	—	(3,595,513)
Total	(22,733,233)	510,753	—	(22,222,480)
Loss from operations	(5,209,298)	510,753	—	(4,698,545)
Net loss	(5,045,983)	510,753	—	(4,535,230)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,126,370)	510,753	83,022	(4,532,595)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.25	0.04	(2.21)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.34)	0.03	0.01	(0.30)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended March 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(9,420,905)	9,753	—	(9,411,152)
Research and development expenses	(2,864,216)	205,983	—	(2,658,233)
Selling, general and administrative expenses	(2,996,798)	65,675	—	(2,931,123)
Total	(15,281,919)	281,411	—	(15,000,508)
Loss from operations	(5,394,073)	281,411	—	(5,112,662)
Net loss	(5,184,577)	281,411	—	(4,903,166)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,257,918)	281,411	79,524	(4,896,983)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.57)	0.14	0.04	(2.39)

	Three Months Ended June 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,684,779)	23,887	—	(8,660,892)
Research and development expenses	(3,344,572)	401,689	—	(2,942,883)
Selling, general and administrative expenses	(2,856,603)	184,462	—	(2,672,141)
Total	(14,885,954)	610,038	—	(14,275,916)
Loss from operations	(6,074,115)	610,038	—	(5,464,077)
Net loss	(6,055,750)	610,038	—	(5,445,712)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,121,936)	610,038	74,772	(5,437,126)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.70)	0.37	0.05	(3.28)

	Six Months Ended June 30, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(25,178,158)	28,451	—	(25,149,707)
Research and development expenses	(6,082,738)	536,093	—	(5,546,645)
Selling, general and administrative expenses	(6,754,256)	227,620	—	(6,526,636)
Total	(38,015,152)	792,164	—	(37,222,988)
Loss from operations	(10,603,371)	792,164	—	(9,811,207)
Net loss	(10,230,560)	792,164	—	(9,438,396)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,384,288)	792,164	162,546	(9,429,578)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(5.07)	0.39	0.08	(4.60)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.70)	0.05	0.02	(0.63)

	Six Months Ended June 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(19,198,961)	42,655	—	(19,156,306)
Research and development expenses	(6,420,183)	765,656	—	(5,654,527)
Selling, general and administrative expenses	(5,302,531)	391,132	—	(4,911,399)
Total	(30,921,675)	1,199,443	—	(29,722,232)
Loss from operations	(11,185,963)	1,199,443	—	(9,986,520)
Net loss	(10,795,284)	1,199,443	—	(9,595,841)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,925,565)	1,199,443	147,237	(9,578,885)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(6.62)	0.73	0.09	(5.80)

i All translations from RMB to USD for three months and six months ended June 28, 2024 were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.